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                                                                  Exhibit (a)(9)

                      ADDENDUM FOR EMPLOYEES IN AUSTRALIA

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. Generally, it is not expected that the return of your Eligible Options and Required Options and the grant of New Options should of itself be a taxable event. However, it is possible that you will be deemed to have disposed of your Eligible Options and Required Options in consideration for the acquisition of the New Options. If a disposal is deemed to have occurred, the tax treatment depends on whether you elected to include the discount (i.e., the market value of the Eligible Options and Required Options at the time of grant less the amount you paid, if any, to acquire such options) in your assessable income for the income year in which such options were acquired. If you did not elect to include the discount in your assessable income for that year, then you may derive assessable income equal to the market value of the New Options upon the deemed acquisition. If you did elect to include the discount in your assessable income, then you may derive a taxable capital gain broadly equal to the increase in the market value of the Eligible Options and Required Options between acquisition and the deemed disposal (subject to reduction by one-half if you have held the options for at least 12 months).

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.